Filed by Phillips 66

Commission File No. 001-35349

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Phillips 66 Partners LP

Commission File No. 001-36011

Date: January 6, 2022

05-Jan-2022

Phillips 66 (PSX)

Goldman Sachs Global Energy and Clean Technology Conference

Phillips 66 (PSX) Goldman Sachs Global Energy and Clean Technology Conference	05-Jan-2022

CORPORATE PARTICIPANTS

Greg C. Garland	Jeff Dietert
Chairman & Chief Executive Officer, Phillips 66	Vice President-Investor Relations, Phillips 66

Kevin J. Mitchell	Mark E. Lashier
Executive Vice President, Finance & Chief Financial Officer, Phillips 66	President & Chief Operating Officer, Phillips 66

OTHER PARTICIPANTS

Neil Mehta

Analyst, Goldman Sachs & Co. LLC

John Mackay

Analyst, Goldman Sachs & Co. LLC

MANAGEMENT DISCUSSION SECTION

Neil Mehta

Analyst, Goldman Sachs & Co. LLC

We’re very honored to have Phillips 66 and the leadership team from Phillips here with us today. Greg Garland keynoted our conference last year. And this year, we’re fortunate to also have Kevin Mitchell, CFO; Jeff Dietert, Chief Economists and Investor Relations; and Mark Lashier, who’s moved into the new President role. So, thank you all for spending some time with us.

There’s a lot to cover in a short period of time for John Mackay and myself. But maybe, Greg, we’ll turn it over to you to talk about your key objectives for 2022, how you’re thinking about the state of the business both from a micro perspective and macro perspective, and why investors should be tuning in to Phillips 66 now.

Greg C. Garland

Chairman & Chief Executive Officer, Phillips 66

Great. Well, Neil, thanks for having us. It’s always a pleasure to be with you. And I wish you and all the people joining us today via live stream, Happy New Year. So, hopefully, 2022 will be better than 2021 as we think about it. So, actually, as we come into 2022, we’re pretty constructive. I think if you looked at each successive wave, COVID has had less impact on demand. So, this starts year three of it. And I actually feel like we’re moving more to an endemic phase versus a pandemic phase. We’ll see if that holds true or not, but certainly I think governments are less likely to impose lockdowns. I think the population is less likely to want to be locked down. People are just wanting to get out and get about.

And so, I think we’re, certainly in the refining business, very constructive coming into 2022. I’ll tell you a couple reasons why. First of all, you think about on the demand side, demand is doing relatively well. We see gasoline at or above 2019 levels, distillate demands above 2019 levels. So, we feel constructive on the demand side.

Phillips 66 (PSX) Goldman Sachs Global Energy and Clean Technology Conference	05-Jan-2022

From the economic perspective, we think 2022 is going to be great. You’ve got this unleashed pent-up demand coming out. You’ve got trillions of dollars of stimulus coming in the economy. We think that’s all good on the demand side. But the supply side, on the refining, probably 4.5 million barrels a day of capacities kind of come out; that’s more than we’ve seen in any other economic downturn, and that’s more than the capacity that was added in 2019, 2020 and 2021. And then capacity coming on in the next couple of years is muted. So, the supply and demand dynamics look very favorable coming into 2022.

The other thing is inventories, they’re low. Gasoline, distillate, fuel oil, jet are all at the bottom of the five-year range. So that seems really good. So, we think we’ll be at or above mid-cycle margins, our refining business coming into 2022. I think that’s really important.

Now, 4Q margins were actually pretty good, almost approaching mid-cycle. They were seasonally lower than 3Q, but when you look at where we kind of ended up on a RIN-adjusted basis, we’re probably $2 a barrel better than where we were 4Q of 2019, a lot better where we were in 4Q in 2020. So, another positive sign kind of coming into 2020.

Our chems business really outperformed in 2021. Margins have come down in that business and we’ll talk about the specifics there, but still well above mid-cycle margins in chems. Our marketing specialties business had one of the best years ever in 2021. We’re constructive in that business in 2022. Midstream, we’ve got some new assets coming on, the C2G Pipeline; Frac 4 will be coming up in 2022. So, we think Midstream will be at or above its kind of historical earnings level.

And so, as we just kind of cruise around the portfolio, we just really see us getting back into something approaching more mid-cycle cash flows for us, which would be $6 billion to $7 billion of cash. And so, we have the opportunity to think about capital allocation, more degrees of freedom, I would say. So, first of all, the first dollar is going to go to the sustained CapEx, which is $1 billion. Next dollar goes to dividend, $1.6 billion. Then we’ve got a lot of room to think about what do we do with the balance of that.

We announced a $1.9 billion capital program for 2022, building and sustaining about $900 million of growth. We’ll go into the details of that if you want to get to that a little later. But, certainly, capital constrained relative to historical, that allows us to continue to pay down debt. We paid down $1.5 billion last year. We got another $1 billion coming due in April this year, another $450 million of PSXP debt which we can think about this year also.

And then we’re anxious to get back to share repurchases. Given where the shares are trading, I think that it’s time to really restart that. And we’re on a good glide slope on our debt repayment. And I think over the next two years or so, one to two years, we’ll get back to the $12 billion pre-pandemic levels of debt that we’ve been targeting.

So, I think we’ve got room to do it all in 2022. We’ve always said that the signposts we’re looking for is kind of mid-cycle cash coming out of our refining businesses and we think we’ll get there in 2022. So, I’ll pause there.

Phillips 66 (PSX) Goldman Sachs Global Energy and Clean Technology Conference	05-Jan-2022

QUESTION AND ANSWER SECTION

Neil Mehta Analyst, Goldman Sachs & Co. LLC	Q

That’s great overview, Greg. That’s a good place to start to, which is capital allocation. I think part of the reason that Phillips 66 was a strong performer up until last year was the consistency of capital returns particularly share repurchases. Last year was a tougher year for the stock in part because you guys weren’t the natural buyer of the story. As you think about 2022, when do you think you’d be in a position to start reinstating a share repurchase to the extent it’s possible?

Greg C. Garland Chairman & Chief Executive Officer, Phillips 66	A

Yeah, I think that – well, so first of all, I think you’re absolutely spot on. We certainly underperformed in 2021. I think a lot of that was questions around our base refining business and portfolio. As you know, we’re more heavily weighted to distillate, more heavily weighted to the heavier more sour crudes. We think those things are coming our way in 2022.

So, fundamentally, as we see refining moving back to mid-cycle, I think we create that opportunity to really start thinking about buying shares back in 2022, and I’m anxious to get to it. We’ll say – we want to balance our cash input with our cash output obviously. But I think constructive and refining sets up a really strong cash generation for 2022. We think other businesses are going to be very solid in 2022. We’ve got a good track record of moving debt. And so, I think the rating agencies will hang in there with us in terms of the rating. They remove the negative outlook in 4Q, so we’re A3/BBB+, really strong rating. And so, I think all things considered, we get back to share repurchases this year in 2022.

Neil Mehta Analyst, Goldman Sachs & Co. LLC	Q

Yeah. And there had been a view from some investors that it’d be difficult to reinstate a share repurchase program until you got closer to that $12 billion debt level. What we’re hearing you say today is you have the ability to actually do both, take down [indiscernible] (00:06:58)

Greg C. Garland Chairman & Chief Executive Officer, Phillips 66 Yeah. I should let the CFO comment on that.	A

Kevin J. Mitchell Executive Vice President, Finance & Chief Financial Officer, Phillips 66	A

Yeah, Neil, I do think we’ve got a fair amount of flexibility as we look ahead. So, as we come into this year, we paid off $1.5 billion of debt last year. We’ve built cash, so we’re in a stronger cash position. So, on a net basis, we’ve actually done better than just $1.5 billion of debt reduction. We’ve got clear line of sight to debt reduction opportunities in the early part of this year with the $1 billion maturity, the $450 million at the PSXP level that Greg mentioned, which incidentally, that’s just with the roll up, as that transaction closes, we have a lot more flexibility both in terms of the cash that PSXP generates that would have been trapped at the PSXP level and we have the flexibility around the debt at the PSXP level as well.

Phillips 66 (PSX) Goldman Sachs Global Energy and Clean Technology Conference	05-Jan-2022

And so, as we think about those debt reduction opportunities, the sort of positive tailwinds from a margin and a cash generation scenario, we really think we’ll be in a position where we’ll feel comfortable, we’re paying down debt, and we’re in a position to get back into share repurchases and acknowledge that we’ll get to that final balance sheet target in a pretty meaningful timeframe that’s consistent with our objectives.

Neil Mehta Analyst, Goldman Sachs & Co. LLC	Q

And Kevin, as you think about the $6 billion to $7 billion of cash flow that you can characterize as mid-cycle, we’ve been through a pandemic. There’s been a lot that’s changed in the world. Has your view of the normalized cash flow power of the business changed at all?

Kevin J. Mitchell Executive Vice President, Finance & Chief Financial Officer, Phillips 66	A

In aggregate, I don’t think it has. I mean, there may be some puts and takes as you go around the portfolio. But as – bear in mind that the Midstream business is continuing to grow. The marketing business is on track. We’ll report our results in a couple of weeks’ time, but we’re on track for maybe our best-ever year in that segment of the business, which we say, yeah, that’s above mid-cycle, but is our thoughts around mid-cycle recalibrating in some of that and we’ve invested and grown that business as well and we continue to do that.

So, as you look all in and the chemicals is – we finally got full mid-cycle plus contribution from Gulf Coast 1 project, which we never felt got reflected in our valuations in the past. So, I think when you look around all this, even if there is some movements in some of the areas, I think the $6 billion to $7 billion and growing as we continue to advance our projects, whether it’s Rodeo Renewed, more projects in CPChem, finalization of Frac 4 and Midstream. So, I think that $6 billion to $7 billion is a very comfortable number for us to think about.

Neil Mehta Analyst, Goldman Sachs & Co. LLC	Q

And Greg, you came out with your 2022 capital spending levels, which were slightly below our expectations. And it’s pretty clear to us you’re moving this business more towards sustaining versus large growth spend at least for now. What would it take for you to shift that focus? And then a bigger picture question, as we look at your sum of the parts and I know you guys keep your own sum of the parts, we have never seen the stocks so dislocated relative to its sum of the parts using the forward curve. So, what are the steps that you think you need to take to close that this year?

Greg C. Garland Chairman & Chief Executive Officer, Phillips 66	A

Yeah. So, I would probably start with we’ve been signaling for some time now that 2022 and probably 2023 are going to be [ph] $2 billion (00:10:21) or less in capital. There are several reasons for that. One is Midstream has been one of the big growth drivers and we just don’t see the big investable opportunities in Midstream today that we would have seen five years ago.

In 2022, we’re going to finish up Frac 4. That’s like $130 million. And then we’re kind of done. And what’s left before us at Midstream the next couple of years is just the smaller one-off type projects. So, no big megaprojects in Midstream. Obviously, the renewable Rodeo Renewed fits in that kind of $2 billion or less regime that we’ve talked about, and we purposely communicated that to, say, we’re going to be constrained on CapEx. We’re going to be on a path to pay down debt and we get back to allocating capital back to shareholders in terms of increasing the dividend and buying shares.

Phillips 66 (PSX) Goldman Sachs Global Energy and Clean Technology Conference	05-Jan-2022

So, that’s a framework that we’re thinking about and how we’re going to try to operate at least for the next two years. I keep saying there’s going to be fortunes made and lost in emerging energy. And so, I think we’re going to be careful about how we invest in emerging energy, renewables, and certainly, the easiest one to see is molecule management. We know how to do that really well. We’ve got a great opportunity with Rodeo Renewed. We probably got some smaller opportunities around the portfolio to do some things like what we’re doing at Humber, where we’re co-processing or using idle equipment or equipment that has existing capacity available to us that you’ll see us do over the next two years. But nothing in terms of big megaprojects for the next couple of years beyond Rodeo Renewed.

Neil Mehta Analyst, Goldman Sachs & Co. LLC	Q

Well, let’s spend some time talking about the assets, the business lines. Before I turn it to John to talk Midstream, let’s start on on refining, and Greg, over the years we’ve known each other, I’ve always viewed you as more bearish on refining than most, and you generally been right to have had a more cautious view on everything from differentials to IMO. But this is probably the most optimistic I’ve heard you about business and sometimes you talk about where that renewed optimism is coming from as you think about the macro and specific products as well, where do you see the value of the barrel?

Greg C. Garland Chairman & Chief Executive Officer, Phillips 66	A

Just to continue my trend of being the bear versus the bull, I’m just excited about getting back to mid-cycle [indiscernible] (00:12:39). We’re not talking about something going out, although that’s certainly a possibility I think as you think about the potential set up for 2022, but we are more constructive to getting back to something approaching mid-cycle in our refining business. So, I don’t think it’s any question about that as we move forward. We’re always looking at the asset portfolio. And for us, the perennial underperformers were really San Francisco and Alliance. You saw us, we’ve made moves around both of those assets to do that. But frankly, we test every asset in the portfolio every year at least or sometimes more than once a year as we’re thinking about could that be more valuable to someone else or could that be better in some other service. And so, you’ll see us continue to do that as we think about the portfolio. But I think the two big moves around San Francisco and Alliance really helped position our portfolio really well for the future.

Neil Mehta Analyst, Goldman Sachs & Co. LLC	Q

How are you thinking about where we are in terms of the demand recovery? It looks like we’re around 99 million to 100 million barrels a day of demand right now. So, if you get back to pre-pandemic levels, 2019 levels, the part of the barrel that fuels [indiscernible] (00:13:51) is the jet side of the equation. How do you see that shaping out from here?

Greg C. Garland Chairman & Chief Executive Officer, Phillips 66	A

Yeah. So, I take you back to the earlier comments. So, I think that we’re kind of through lockdowns, and as we shift to a different phase from a pandemic to an endemic that we learn to live with, I think air travel recovers. Notwithstanding all the scenes we saw, the airports over the holidays, but that wasn’t people that didn’t want to travel. That was really flight crews and weather that impacted that. And so, I think we’re going to see a continued improvement and recovery in jet demand as we move into 2022. And just given where inventories are, I mean that should be actually a nice tailwind for distillate. Jeff, I’ll let you comment on that.

Phillips 66 (PSX) Goldman Sachs Global Energy and Clean Technology Conference	05-Jan-2022

Jeff Dietert Vice President-Investor Relations, Phillips 66	A

Yeah. I think as we look at our portfolio, we’re more diesel heavy than our peers. And if you look back at 2019 and really the decade of 2010 to 2020, distillate cracks were $5 a barrel higher than gasoline cracks. And if you look at 2021, the gasoline crack was $2 above distillate and the jet was a big piece of that. And so, as diesel demand continues to grow and jet demand comes back, we expect to revert back to an environment where diesel cracks are $5 a barrel higher than gasoline cracks and we see that benefit in our portfolio.

I think the other thing that we’ve seen relative to our portfolio versus peers is that with OPEC taking heavy sour barrels off the market that heavy sour discount moderated in 2020 and 2021. We’re seeing it starting to widen back out as OPEC puts more barrels into the market. We think they’re going to put 2 million to 3 million barrels a day more in in 2022. So that will widen that differential also. So both those are – we benefit from disproportionately relative to the market.

Neil Mehta Analyst, Goldman Sachs & Co. LLC	Q

And Jeff, while inventories or demand is obviously suppressed for jet, inventories are actually quite low for jet fuel. So, it strikes us that you might actually see a [ph] re-grade (00:16:08) trade as jet comes back where jet starts to trade at a premium again against traditional diesel. Do you see the world the same way?

Jeff Dietert Vice President-Investor Relations, Phillips 66	A

Yes, we would agree. Both in the US and globally, distillate and jet inventories are at the very low end of the five-year range.

Neil Mehta Analyst, Goldman Sachs & Co. LLC	Q

Yes. The last point on refining is just your views on the crude differentials. To your point, we’re starting to see more OPEC+ barrels come back into this market, heavy starting to widen a little bit including for WCS, although that was noisy with some pipeline disruption. But it does feel like that part of the barrel is coming back, but inland differentials feel like they’re going to be structurally compressed. And you guys own a bunch of pipe, including Gray Oak that are factors that are contributing to this type of differentials. Can the refining system get back to pre-normalized levels of profitability without the benefit of those big crude differentials anymore inland even if it’s offset partially by a better light, heavy environment?

Jeff Dietert Vice President-Investor Relations, Phillips 66	A

Yeah. I think we’re seeing the market evolve, right? And what we’re anticipating is that the heavy sour differentials widen out and that we get an attractive discount on the heavy sour barrels. I think we have seen capacity come in to the market on the crude pipeline side. And so, the Permian to Gulf Coast differential has narrowed. That probably stays narrow in the near-term. I think we are optimistic that there are substantial reserves in the Permian Basin that will be developed. We are starting to see growth there on the crude side, especially on the NGL side.

And so, we think we’ll return to growth in the Permian Basin to offset some of that capacity. The market is going to be more disciplined, so it’s not going to grow as rapidly as we saw pre-pandemic. But we are anticipating that that market is going to grow and absorb some of that capacity. For Phillips 66, the Gray Oak Pipeline is our big pipeline there. We’ve got substantial long-term commitments supporting the profitability and returns on that asset.

Phillips 66 (PSX) Goldman Sachs Global Energy and Clean Technology Conference	05-Jan-2022

Neil Mehta	Q
Analyst, Goldman Sachs & Co. LLC

Thank you. I want to come back to chemicals and renewables in a moment, but I’m going to turn the line over to John Mackay to talk about Midstream.

John Mackay Analyst, Goldman Sachs & Co. LLC	Q

Thanks, Neil. Maybe we’ll pick up just where you left that, Jeff, on Gray Oak and the Permian. I mean, you’ve talked a lot about Midstream recovering, talked a little bit about maybe some disciplined Permian growth, but also about kind of fewer organic opportunities in Midstream going forward. So, can you talk about how Midstream fits into the overall portfolio at this point, how we should think about it particularly in light of the PSXP fold in, and is it a business that serves refining and chems and that’s it or should we think about it as a standalone business going forward as well?

Greg C. Garland Chairman & Chief Executive Officer, Phillips 66	A

Well, I’ll take a stab of that, and I’ll get some help from around the table. But, clearly, Midstream is a really important part of our portfolio. You step back to 2012, Midstream was like $450 million of EBITDA and now it’s $2.2 billion. This year, we’ll bring on the C2G Pipeline, we’ll bring on Frac 4. So, we’re still growing the Midstream business. It’s just going to grow at a slower rate because we just don’t have the megaprojects to invest in. We’re still pretty constructive around the NGL side of the Midstream business and the value capture we can see there.

Frankly, from the wellhead all the way through to the chemical side of the business as we think about that NGL value chain, the value capture. So, it’s still going to be a very, very important part of our business. It’s just going to be a slower growth opportunity for us over the, I would say, the next three- to five-year window as we kind of move through this period of more constrained investment upstream in the US, which generates fewer investable opportunities in Midstream. We still really like the Midstream business a lot.

So, I’ll let Jeff or Kevin or Mark chime in on that.

Jeff Dietert Vice President-Investor Relations, Phillips 66	A

Yeah. What I would add is, is if you look back to our November 19 Investor Day, the Midstream business is really on track for EBITDA growth. If you look at performance so far this year, it’s really looking at approaching a record year. We had the DAPL expansion late last year, so we’ll get a full year contribution in 2022 from that. The C2G Pipeline associated with the Exxon SABIC chemical plant is kicking in, in the first quarter, and those volumes are starting to move. And then later this year, we’ll have the Frac 4 completion as well, so things to look forward to there.

Mark E. Lashier President & Chief Operating Officer, Phillips 66	A

Yeah. John, I would just, to your specific question around Midstream’s place in the portfolio relative to is it just an integration with refining and marketing or is it more stand-alone? It’s really both. So, we have Midstream assets that are very integrated with the rest of the portfolio, but we also have assets that are very strong, competitive stand-alone assets in those segments of the overall sort of Midstream value chain.

Phillips 66 (PSX) Goldman Sachs Global Energy and Clean Technology Conference	05-Jan-2022

So, whether you look on the crude systems with DAPL down to Beaumont or the Gray Oak Pipeline going Permian to Gulf Coast, those compete with the best of the other assets out there likewise on the NGL value chain. So, this is not just about is Midstream there to supply refining or help offtake product from marketing. It is very much got a strong competitive stand-alone basis to it as well.

Greg C. Garland Chairman & Chief Executive Officer, Phillips 66	A

Same perspective on the NGL side with the petrochemicals business, it’s really – it is a stronger provider for CPChem through integration because of its presence across the industry. And it really is a world-class integration both through CPChem and integration that we’re working on from the wellhead all the way to the water to market and the assets are fantastic that P66 has built over the years and it’s going to attract other opportunities as the industry looks to consolidate and we will strengthen that position in the NGO value chain as well.

John Mackay Analyst, Goldman Sachs & Co. LLC	Q

That’s great. That’s really helpful. Maybe I’ll pick up on that last comment. You guys have clearly done a lot in the organic side, have done some smaller deals in the past. If we look across the Midstream portfolio, pretty well covered across the board [ph] personally (00:22:56) on the NGL side. You probably haven’t done all the way upstream into something like processing, certainly not really gathering. Just how would you feel about adding something like that to the portfolio? And where is your appetite and kind of where do you think the market receptivity would be?

Greg C. Garland Chairman & Chief Executive Officer, Phillips 66	A

Obviously, virtually, integrated to the wellhead with our ownership of DCP. And I’d be remiss to say that I think DCP has done a really great job through the pandemic in terms of managing their cost structure, their portfolio of contracts, and just running, doing more with less. They’re actually running better. Their emissions profile is down. Just on every metric, their personal safety, process safety, everything around DCP has really been hitting on all cylinders. I think the market’s recognized that over the past couple years. They’ve got good unit price performance relative to their peer set. And so, I think DCP is in a pretty strong position given where they’re at, the basins where they compete. And so, we virtually get to benefit from that and Fracs 1, 2, and 3, obviously. And then CPChem benefits also as they say they buy ethane from DCP. So, we like that virtual integration, if you will, from the wellhead all the way through either to the chems business or out to the ultimate customer, maybe that’s to the water or other chems facilities.

So, I think Midstream is probably going to consolidate, John, just given what we see going on in the Midstream business and we certainly want to evaluate those opportunities. I think that next play in Midstream is going to be around consolidation and synergy capture, if you will. We’ve seen this play out before in this world of ours. And so, we know how to do that, I would say, but it’s always going to be does it create value or not at the end of the day. You don’t want to be big just to be big, you want to be good. And so, I think that will be what drives us or is our potential value capture.

And at DCP, we’ve always said, look, we’d be willing to own less of a bigger more profitable entity if that’s what it took in terms of consolidation. And so, I think as you just think about that Midstream space and how it plays out over the next couple years, there’s going to be some, I think some really strong value-creating opportunities in that space through consolidations, mergers, et cetera.

Phillips 66 (PSX) Goldman Sachs Global Energy and Clean Technology Conference	05-Jan-2022

John Mackay Analyst, Goldman Sachs & Co. LLC	Q

That’s great. That makes a lot of sense. Thank you. But maybe I’ll do one more in Midstream before I kind of never did Neil and be a bit of a transition for him to make a bad pun. Just think about Midstream opportunities. We talked about crude, talked about NGLs. Something that’s kind of started to come up is Midstream opportunity as part of the energy transition. Are there opportunities there to support the renewable diesel? How does Midstream kind of play into that strategy? Anything, any kind of thoughts there and on carbon capture potentially as well.

Jeff Dietert Vice President-Investor Relations, Phillips 66	A

Sure. Sure. I think we look at our Midstream assets. We look at our refining assets. We look at all of our assets as potential participants in energy transition is what – how can we create the most value with the assets that we have and whether to – looking at a refinery as a carbon hydrogen electron management facility and how do we optimize around that energy transition or what do we push through these pipes that can create the most value? And if we see an opportunity to repurpose pipes to do that, we’ll do that. We’ve been doing that forever. We reverse the pipeline from border to go to take gasoline into Denver – into the Denver market because we could create a lot of value doing that. So, we are always looking at how to optimize those assets. And as those opportunities come up in renewables, we’ll take a hard look at it and we’ve looked at assets, what it would take to upgrade assets to convert them to transport CO2. And we’re getting an understanding of that. And we believe that there are some viable opportunities out there that we can take advantage of at the right time. So, absolutely, we’re going to create as much value as we can in the energy transition through existing assets.

Neil Mehta Analyst, Goldman Sachs & Co. LLC	Q

Greg, we’ve gotten some investor questions around utilization over the last couple of months on the refining side, just loved your perspective on that. You did have a tougher second quarter with a lot of FCCs that were down, but you actually ran really well in Q3. As you look at 2022, do you see a stronger year ahead for utilization?

For those who are concerned, is there something structural from an operational standpoint? How do you respond to that? And then the timing to that question around utilization is as jet starts to become a bigger part of the demand pool, do you think that will actually enable utilization to move higher because right now, there’s a lot of jet that’s getting dumped into the distillate pool. And so, do you actually think that could be an enabler to get volumes higher on the refining side?

Greg C. Garland Chairman & Chief Executive Officer, Phillips 66	A

Yeah. Well, and so I mean, first of all, we had a lousy second quarter, Neil. Thanks for reminding me about that. We ran, but we ran much better third quarter, fourth quarter. I think we’re set up to run well coming into 2022. But the other thing I think that we were talking about earlier here at the table is all of us have pushed turnarounds from 2020 to 2021, into 2021 to 2022, and it’s not yet clear to me what the industry is going to have to do from a turnaround perspective in 2022. And so I think that’s something else we’re going to want to watch as we move through 2022 and what that means for ultimate capacity utilization.

I suspect that capacity utilization trends higher in 2022 as demand trend is higher. You know, I think that the industry has done a marvelous job at balancing the yield coming out of the refineries. Just given what happened to jet and how we were able to jet pushed into distillate and push it into gasoline and not see jet inventory just go through the roof. And conversely, I think on the flip side of that, you’ll see the industry manage that transition

Phillips 66 (PSX) Goldman Sachs Global Energy and Clean Technology Conference	05-Jan-2022

really well as we try to rebalance yields coming out of the refineries. But I think the PSX and the industry in general did a great job of turning down the refineries when they needed to. We never thought we could get below 70% and run efficiently and we did. And conversely, coming back up, I think the industry, but I think the wildcard is going to be turnarounds for 2022. And what the ultimate impact of that really is on the effective capacity utilization.

Jeff Dietert	A
Vice President-Investor Relations, Phillips 66

One thing I would add, Neil, as Greg mentioned earlier, we’ve as an industry eliminated almost 4.5 million of refining capacity that’s been rationalized, which is more than capacity adds in 2019, 2020, 2021. And so as we get back to demand exceeding those 2019 levels, we should see utilization continue to rise.

Neil Mehta	Q
Analyst, Goldman Sachs & Co. LLC

Okay. That’s great perspective. Let’s flip it over to chemicals. And Mark, we’d love your perspective on it. Phillips 66 has long had a mid-cycle view of $0.30 a full chain margin and we certainly blew through that, right? I don’t know where we are right now, probably high 40s or something like that.

Mark E. Lashier	A
President & Chief Operating Officer, Phillips 66

Yeah. Yeah.

Neil Mehta	Q
Analyst, Goldman Sachs & Co. LLC

Just how do you think about that glide path back to normal or do you think we actually sustain above normal for a while?

Mark E. Lashier	A
President & Chief Operating Officer, Phillips 66

Yeah, Neil. Thanks for the question. You’re right. 2021 was a pretty remarkable year for Chemical margins. There’s a lot of things contributed to that, inventory. Very extraordinarily low inventories because of winter storms and before that, hurricanes and just base demand growth. On top of that, you saw margins get up well above what we’re seeing today approaching $80 a pound. And now, as we’ve been talking most of the year at year end, margins tend to come off because of seasonality. We’re seeing that. But you’re also seeing some pre-emptive anticipation of capacity coming on over the next 12 to 18 months.

And so, there’s this good creative tension between buyers and sellers out there. You still have notions of price increases out there because I think the sellers say that new capacity is going to take a little longer to come on than the buyers would like to see. But all in all, I think what you’re going to see with the continued multiple of GDP demand growth in the marketplace offsetting that supply introduction, you’re going to see above a mid-cycle margins You’re going to see above mid-cycle margins throughout the year on average. And so, it’s not going to be where we saw it last August and September. But nobody thought those things were sustainable and I think, again, the inventory situation really, really blew that out, and that attracted the production that normalizes the inventory.

So, we’re very constructive. I think that we continue to see strong global economic activity. You’ve seen some interesting things going on with respect to supply chain. I think things are particularly strong in North America because the supply chain has realigned around North American demand. You don’t see as much direct dependence on China because of the logistics challenges and people – a lot of people understand that the

Phillips 66 (PSX) Goldman Sachs Global Energy and Clean Technology Conference	05-Jan-2022

logistics challenges aren’t because there’s no products being produced. There’s an extraordinarily strong flow of products, but it’s probably not the best use of those shipping containers to move polyethylene around. You can move much higher value products. But people still need those end use polyethylene products. And so, you’re seeing that materialize in other locations that don’t require those logistics.

So, it’s all very constructive around above mid-cycle margin continuing into next year as we digest the new capacity that’s coming on. So, we think it’s a great time. It’ll be a great time, very constructive. Also, CPChem’s got a very robust capital program. Greg talked about capital allocation. You don’t see the CPChem capital budgets flow up into the P66 capital budget, but they’re going to spend about $1.4 billion in capital next year. So, our exposure is about $700 million in that and they are some very robust projects that are north of 20% return. So, we’ll get the benefit of those earnings and those distributions as time goes on.

So, they’ve got things like debottlenecking around their US Gulf Coast I project. They’ve got a fantastic project to take refinery grade propylene and split it into propane and polymer grade propylene. That’s going to be built adjacent to the Gulf Coast I project, so there’s going to be some synergies to capture there. And one of the key ingredients in polyethylene production are alpha olefins, the co-monomers, and that’s actually constraining the production of polyethylene today because there’s just not enough co-monomer to go around. And so, CPChem is addressing that through a grass root project at their Old Ocean facility to build another one hexane unit that’s got fantastic economics.

And then at the other end of the spectrum, we’ve got mega projects that we’re working on with Qatar Energy; our US Gulf Coast II project, we’re looking to FID this year. And then about a year later, we’ll be looking towards FID of the RLPP project that will be located in the State of Qatar. So, chems is a great story and it’s been a fantastic year, but it’ll be a very good year in 2022 as well.

Neil Mehta	Q
Analyst, Goldman Sachs & Co. LLC

And Mark, what would it take for you and your partner Chevron to move forward on some of these large-scale megaprojects? One of the challenges of course is the commodity price of steel has gone up so much. And so, I think investors are worried about the capital intensity of bringing new units on.

Mark E. Lashier	A
President & Chief Operating Officer, Phillips 66

Yeah. No, we’ve been working. We tapped the brakes on those projects but never stopped working on them. We’ve been optimizing the capital around those projects with an eye towards what inflation and what labor productivity could do. And we believe we’ve got line of sight on that for those projects and we’ve worked very closely with our cutter partners. And we’ll be looking at an FID for robust projects later this year. And we’ve gotten a lot of comfort around labor productivity in the US, particularly around the US Gulf Coast.

There’s not – the number of mega projects underway that we saw four or five years ago when we built US Gulf Coast I, and a lot of the talent is still available and willing and ready to work, on a project of this magnitude. And so, we’re still pretty constructive around the economics and even more so as you look down the road when these projects will come online, there’s not a lot of other activity in that space. And so, it’s a pretty good time to be constructing that because people have backed off from these kinds of projects, these kinds of investments. And we’ve been working away to make sure that we’ve got the absolute best position around a capital execution for both projects, and we’re in a great position to move forward when the time is right.

Phillips 66 (PSX) Goldman Sachs Global Energy and Clean Technology Conference	05-Jan-2022

Neil Mehta	Q
Analyst, Goldman Sachs & Co. LLC

Thank you, Mark. Greg, I want to finish off on low carbon and energy transition in ESG, but maybe I can ask a bigger picture question to you as an industry leader. It strikes me that, over the last 10 years, the industry has been kind of on the back foot when it comes to energy transition, when it’s not a form of flight of investment, but in the way the narrative has good shape around the value of energy, the value of the barrels that you produce are significant and there’s significant social value and economic value. We saw evidence of that over the winter in Europe.

So, how do you not repeat that in the next decade? How do you actually be on the front foot and better illuminate the value of the product that you’re producing? And I say that not only in the E context which we’re going to talk about, but also in the S context, the social value of the service that you’re providing.

Greg C. Garland	A
Chairman & Chief Executive Officer, Phillips 66

Yeah. It’s a great question, and I’ve always said, we have a great story to tell. We just got to do a better job at telling it in terms of the value of society that the products that we make every day. And I do think we – it’s incumbent us to be out there on our front foot versus our back foot in terms of the story and what we do. But I also think the industry and I think PSX in general are doing a good job of addressing our assets and what’s going on in our assets.

So, we announced a 30% reduction in emissions intensity around our existing assets. And we also announced Scope 3 reductions. We’re one of the first companies that have done that. And so, I think we’re trying to meet societal expectations about a lower carbon future. We’re doing a very thoughtful way and we’ve announced the targets we’ve announced are they’re meaningful, they’re achievable, they’re backed by real projects. So that we know we can achieve these things by 2030 that we have set out to do.

So, I think that part of that is building that societal trust, that we’re part of the solution. And we’re problem solvers. Energy has been a business of transition for 140 years. So, this isn’t really new to us. And we’re scientists and we’re engineers and we like to solve big, big challenges and big problems. And so I think of people of energy will step up and be part of the solution here, Neil and not part of the problem. And we need to be viewed that way by society because they use our products every day.

And many times our products are embedded in such a way that they don’t even realize they’re using these products in everyday life. And so, I think every opportunity we get to highlight the value of the products along with what we’re doing to reduce our emissions footprint is going to be an important part of the story as we move forward.

Neil Mehta	Q
Analyst, Goldman Sachs & Co. LLC

No, I adhere to that. And let’s talk about some of the specific projects starting with Rodeo Renewed. Where are we in terms of permitting, project timing? And I think there’s still a misunderstanding around feedstock, where there’s a perception, we talked about this over the holidays, of that project being a more of a soybean-based refiner, when you guys have developed some of the pre-treatment capacity to bring in alternative feedstock. So talk about that project high level and maybe you can address some of the – what your views of misperceptions around the economics.

Phillips 66 (PSX) Goldman Sachs Global Energy and Clean Technology Conference	05-Jan-2022

Greg C. Garland	A
Chairman & Chief Executive Officer, Phillips 66

Now I’m going to let Mark talk about emergency, but I just want to comment on that last thing. And when you hear about Rodeo Renewed, $800 million investment, the biggest part of that investment is around feed per treatment, so we can run a wide range of feedstocks and we’ll optimize the carbon intensity just like we optimize recruit advantage around Rodeo Renewed. So, I think that’s a really key piece, so this is probably going to be one of the most flexible plans on the planet in terms of what it can run. And it certainly be one of the largest, it will be the lowest investment cost per unit, it will be the lowest operating cost per unit and it sits on the best market in the world for renewables. And so, we really like Rodeo Renewed. So, Mark, I’ll let you pick up there.

Mark E. Lashier	A
President & Chief Operating Officer, Phillips 66

Sure. Thanks, Greg. Yeah, and it really maybe some of the confusion is the first step was to convert a unit to very direct and very simple process to take soybean oil, canola oil, and yeah, that’s our first step to get our foot in the marketplace. We’re producing renewable diesel today based on that. But the big project, the Rodeo Renewed will address exactly that to allow us to process everything from soybean oil to the corn oil, canola oil, used cooking oil, animal fats, anything that we can get our hands on across the planet to process. And we’ve got a great commercial organization that’s got offices in London and Singapore that are out there procuring feedstocks for Humber today so we know that we’re developing relationships out there.

And again, it’s going to be about carbon intensity and value and how we can capture the most value with the right feedstocks at the right time. And we’re sitting right there on the water in San Francisco. So, we’ve got the world at our doorstep to get the right feedstocks in there, and we’ve got a very low capital base because we were able to convert those existing assets. And that’s a great lead into the – to the bigger discussion around renewables that you asked.

And while Rodeo Renewed is the cornerstone of our renewables efforts, we established an emerging energy group. I believe it was announced at this conference a year ago. I wasn’t yet on board, but I joined a couple of months later. And one of the most exciting things that I’ve been learning about over the last year are the emerging energy activities that we have going on. And so, we built this this organization with some of the best and brightest in the company. And we’ve asked them to really go out and scour the opportunities and then bring those back and we put them under the lens of capital discipline.

Okay. What makes the most sense for us? How can we create value around emerging energy? How do we use existing assets? And where do we have a competitive advantage? And that team helped us narrow the scope to four key pillars around renewables, around batteries, around carbon capture, around hydrogen. And not all of those are on the same timescale. Clearly, in renewables, we’ve got to step up and we’re going forward with Rodeo Renewed.

And related to that, we made an investment in soy process – soy being processing that at Shell Rock, Iowa, to get about 4,000 barrels a day of soybean oil to support that not as the only feedstock, but as a component. And really to learn more about that and a lot of what we’re investing in today are opportunities to create value, but also to learn more about those value chains. You see in our investments in batteries, around robotics. That’s a similar, a similar opportunity. We’ve participated in that value chain for a number of years. We produce especially material that is used to produce synthetic graphite, and we’ve got great demand. And we’ve got lots of opportunities to partner with producers that want to make synthetic graphite both in Europe and in North America as those value chains want to localize. So, they’re not dependent on the supply chain all the way back to China to produce lithium-ion batteries in Europe and North America. So, we’re partnering with NOVONIX to have a very low carbon path to synthetic graphite to support lithium-ion batteries.

Phillips 66 (PSX) Goldman Sachs Global Energy and Clean Technology Conference	05-Jan-2022

And then for longer-term, we’ve got our energy research and innovation group looking at other battery technologies that would not necessarily be for electric vehicles, but more geared towards managing electricity from wind and solar power, the intermittency. And so we can support our facilities and we can also support the grid through to these battery innovations that we’re looking at long-term.

Around carbon capture, we’ve got opportunities around many of our facilities to look at carbon capture. We talked earlier about the potential to repurpose some of our assets to move carbon, and we’re going to be able to do that quite cost effectively as we learn more about the challenges and opportunities with carbon capture.

And then there’s hydrogen. We’re a massive consumer of hydrogen. We know a lot about the production of hydrogen. Hydrogen, as we produce it today, produces a lot of CO2. So, it’s a great carbon capture opportunity. We’ve got programs underway in Europe where we’re selling hydrogen today as a transportation fuel in Switzerland, and we’re looking at expanding that. And we’ve got opportunities that are under refinery to take wind power from the North Sea and to produce hydrogen for use at our Humber Refinery.

So we’re developing these opportunities, we’re understanding these businesses and then we want to very critically analyze whether we can create value, get a competitive advantage in any of these value chains, and then expand that across our portfolio. So, we’re learning to walk before we run, always with an eye towards value creation. We got a return, an acceptable return well above our weighted average cost of capital. One of the newest things coming over the horizon very quickly is sustainable aviation fuel. It’s a kind of next near neighbor to review, renewable diesel. We’ve had engine manufacturers, we have airlines approach us about getting bigger in sustainable aviation fuel. And we’ve got line in sight of our first steps in doing that. You’ve seen us announce alignments with Southwest Airlines to help understand their needs around sustainable aviation fuel where we can produce, how we can produce, what the economics are going to be.

We’ve announced a deal with British Airways from our own refinery where we’re producing sustainable aviation fuel today. And these are drop in aviation fuels that are good to go as they come out of out of the refinery. So, we’ve really developed an incredible palette of opportunities that allow us to pick and choose what makes the most sense for us, how we can leverage our existing assets and how we can create value that our investors expect in this in this area.

Neil Mehta	Q
Analyst, Goldman Sachs & Co. LLC

That was a great overview. I’ll close it with this question as it relates to clean energy business or the low carbon business. You’ve come out with the $2 billion target for the earnings power of that business over time. And between needle coke and in good returns here at from Rodeo Renewed. I would think you’d be a lot, a lot of the way towards that. Any quantification that you can provide or perspective of where you are on that journey?

Mark E. Lashier	A
President & Chief Operating Officer, Phillips 66

You’re astute investor. As we look at Rodeo Renewed, we think about half of that will come from Rodeo Renewed. And the rest of it will be in bits and pieces. These are smaller investments as we learn our way. But clearly, we’ve moved stronger into battery, the battery value chain. So, we see that being a big part of it. And then you’ll see other smaller investments that will contribute to that. Nothing line of sight yet the scale of Rodeo Renewed, but I think you’ll see sustainable aviation fuel take a strong role there. There’s a lot of evolution going

Phillips 66 (PSX) Goldman Sachs Global Energy and Clean Technology Conference	05-Jan-2022

on around the regulatory environment and we believe that it will to the same kind of level that you see around renewable diesel to provide the incentives to do that. Because when you think about flying across the Atlantic or flying across the Pacific, you need that energy density that liquid hydrocarbons can provide. I’m not ready to get on an airplane that’s battery powered to fly across the Pacific or that’s hydrogen fuel to fly across the Atlantic. We’re going to need liquid hydrocarbons to do that, and we’re focused on how to create that sustainable aviation fuel to meet the demand that our partners and others are going to need.

Greg C. Garland	A
Chairman & Chief Executive Officer, Phillips 66

I think that’s emerging challenge, Neil. If you think about kind of 10 million barrels a day globally of aviation fuel and how are we going to source that, how are we going to try to make that happen, and how that competes relative to renewable diesel is going to be an interesting mix as we move forward. I think I always say there’s going to be fortunes made and fortunes lost in the emerging energy space. And returns are going to be our guiding star here. If we can’t find something that generates 10% or better returns so comfortably above our weight average cost of capital 7%, we’re just not going to do it. We’ll give the money back to shareholders in this space.

I think the good news is in the year that we’ve embarked on this emerging energy journey, we’ve probably uncovered more opportunity than we even envisioned when we said that a year ago we wanted to have a $2 billion emerging energy EBITDA business. And so, I’d take the over on the $2 billion in 2030.

Neil Mehta

Analyst, Goldman Sachs & Co. LLC

All right. Well, guys, thank you. Terrific conversation. Wonderful way to start the year. Could have been better in Miami, but we’ll do it up there next year and thanks. Here’s to a great year for you guys.

Mark E. Lashier

President & Chief Operating Officer, Phillips 66

We look forward to it, Neil. Thanks.

Greg C. Garland

Chairman & Chief Executive Officer, Phillips 66

Happy New Year. Thanks, Neil.

Jeff Dietert

Vice President-Investor Relations, Phillips 66

Thank you, Neil.

Phillips 66 (PSX) Goldman Sachs Global Energy and Clean Technology Conference	05-Jan-2022

CAUTIONARY STATEMENT FOR THE PURPOSES OF THE “SAFE

HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM

ACT OF 1995

This communication contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby. Words and phrases such as “is anticipated,” “is estimated,” “is expected,” “is planned,” “is scheduled,” “is targeted,” “believes,” “continues,” “intends,” “will,” “would,” “objectives,” “goals,” “projects,” “efforts,” “strategies” and similar expressions are used to identify such forward-looking statements. However, the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements included in this communication are based on management’s expectations, estimates and projections as of the date they are made. These statements are not guarantees of future performance and you should not unduly rely on them as they involve certain risks, uncertainties and assumptions that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed or forecast in such forward-looking statements. Forward-looking statements contained in this communication include, but are not limited to, statements regarding the expected benefits of the proposed transaction to Phillips 66 and its shareholders and Phillips 66 Partners and its unitholders, and the anticipated consummation of the proposed transaction and the timing thereof. Factors that could cause actual results or events to differ materially from those described in the forward-looking statements include: uncertainties as to the timing to consummate the proposed transaction; the effects of disruption to Phillips 66’s or Phillips 66 Partners’ respective businesses; the effect of this communication on the price of Phillips 66’s shares or Phillips 66 Partners’ common units; transaction costs; Phillips 66’s ability to achieve benefits from the proposed transaction; and the diversion of management’s time on transaction-related issues. Other factors that could cause actual results to differ from those in forward-looking statements include: the continuing effects of the COVID-19 pandemic and its negative impact on commercial activity and demand for refined petroleum products; the inability to timely obtain or maintain permits necessary for capital projects; changes to worldwide government policies relating to renewable fuels and greenhouse gas emissions that adversely affect programs like the renewable fuel standards program, low carbon fuel standards and tax credits for biofuels; fluctuations in NGL, crude oil, and natural gas prices, and petrochemical and refining

Phillips 66 (PSX) Goldman Sachs Global Energy and Clean Technology Conference	05-Jan-2022

margins; unexpected changes in costs for constructing, modifying or operating our facilities; unexpected difficulties in manufacturing, refining or transporting our products; the level and success of drilling and production volumes around the companies’ assets; risks and uncertainties with respect to the actions of actual or potential competitive suppliers and transporters of refined petroleum products, renewable fuels or specialty products; lack of, or disruptions in, adequate and reliable transportation for NGL, crude oil, natural gas, and refined products; potential liability from litigation or for remedial actions, including removal and reclamation obligations under environmental regulations; failure to complete construction of capital projects on time and within budget; the inability to comply with governmental regulations or make capital expenditures to maintain compliance; limited access to capital or significantly higher cost of capital related to illiquidity or uncertainty in the domestic or international financial markets; potential disruption of operations due to accidents, weather events, including as a result of climate change, terrorism or cyberattacks; general domestic and international economic and political developments including armed hostilities, expropriation of assets, and other political, economic or diplomatic developments, including those caused by public health issues and international monetary conditions and exchange controls; changes in governmental policies relating to NGL, crude oil, natural gas, refined petroleum products, or renewable fuels pricing, regulation or taxation, including exports; changes in estimates or projections used to assess fair value of intangible assets, goodwill and property and equipment and/or strategic decisions with respect to our asset portfolio that cause impairment charges; investments required, or reduced demand for products, as a result of environmental rules and regulations; changes in tax, environmental and other laws and regulations (including alternative energy mandates); the operation, financing and distribution decisions of equity affiliates we do not control; and other economic, business, competitive and/or regulatory factors affecting Phillips 66’s and Phillips 66 Partners’ businesses generally as set forth in our filings with the Securities and Exchange Commission. Phillips 66 and Phillips 66 Partners are under no obligation (and expressly disclaim any such obligation) to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

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In connection with the proposed transaction between Phillips 66 and Phillips 66 Partners LP (the “Partnership”), Phillips 66 filed a registration statement on Form S-4 on December 10, 2021, which includes an information statement of the Partnership with the SEC. INVESTORS AND SECURITYHOLDERS OF PHILLIPS 66 AND THE PARTNERSHIP ARE ADVISED TO CAREFULLY READ THE REGISTRATION STATEMENT AND INFORMATION STATEMENT, PROSPECTUS OR OTHER DOCUMENT (INCLUDING ALL AMENDMENTS AND SUPPLEMENTS THERETO) BECAUSE THEY CONTAIN

Phillips 66 (PSX) Goldman Sachs Global Energy and Clean Technology Conference	05-Jan-2022

IMPORTANT INFORMATION ABOUT THE TRANSACTION, THE PARTIES TO THE TRANSACTION AND THE RISKS ASSOCIATED WITH THE TRANSACTION. A definitive information statement will be sent to securityholders of the Partnership in connection with any solicitation of proxies or consents of the Partnership unitholders relating to the proposed transaction. Investors and securityholders may obtain a free copy of such documents and other relevant documents (if and when available) filed by Phillips 66 or the Partnership with the SEC from the SEC’s website at www.sec.gov. Securityholders and other interested parties will also be able to obtain, without charge, a copy of such documents and other relevant documents (if and when available) from Phillips 66’s website at www.phillips66.com under the “Investors” tab under the heading “SEC Filings” or from the Partnership’s website at www.phillips66partners.com under the “Investors” tab and the “SEC Filings” sub-tab.

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Phillips 66, the Partnership and their respective directors, executive officers and certain other members of management may be deemed to be participants in the solicitation of proxies and consents in respect of the transaction. Information about these persons is set forth in Phillips 66’s proxy statement relating to its 2021 Annual Meeting, which was filed with the SEC on March 31, 2021; Phillips 66’s Annual Report on Form 10-K, which was filed with the SEC on February 24, 2021; certain of Phillips 66’s Current Reports on Form 8-K; the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2020, which was filed with the SEC on February 24, 2021, and subsequent statements of changes in beneficial ownership on file with the SEC. Securityholders and investors may obtain additional information regarding the interests of such persons, which may be different than those of the respective companies’ securityholders generally, by reading the registration statement/ information statement/prospectus and other relevant documents regarding the transaction (if and when available), which may be filed with the SEC.